UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Table of Contents

Exhibit 99.1	Certain information required by Form 20-F, retrospectively adjusted for the adoption of new standards

Exhibit 99.2	Recast Consolidated Financial Statements for the three years ended December 31, 2012, retrospectively adjusted for the adoption of new standards

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-190136) filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GÓMEZ BARREDO
Name:	RICARDO GÓMEZ BARREDO

Title:	Head of Global Accounting & Information Management Department

Date: October 4, 2013

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